News Release

Burcon Announces Results of Shareholder Meeting

Vancouver, British Columbia, September 18, 2020 - Burcon NutraScience Corporation (TSX: BU  OTCQB: BUROF) a global technology leader in the development of plant-based proteins, is pleased to announce the results from its 2020 annual meeting of shareholders (the "Meeting") held on September 17, 2020.  All of the eight nominees set out in Burcon's management proxy circular dated July 31, 2020 proposed by management for election to the board of directors at the Meeting were elected to the board.  Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with Burcon's by-laws or with applicable law.

The results of the voting on the election of the directors are as follows:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Rosanna Chau	32,895,237	95.14	1,682,035	4.86	3,060,577
David Lorne John Tyrrell	33,287,828	96.27	1,289,444	3.73	3,060,577
Alan Chan	32,271,402	93.33	2,305,870	6.67	3,060,577
J. Douglas Gilpin	34,076,928	98.55	500,344	1.45	3,060,577
Peter H. Kappel	33,510,587	96.92	1,066,685	3.08	3,060,577
David Ju	32,114,742	92.88	2,462,530	7.12	3,060,577
Calvin Chi Leung Ng	31,485,790	91.06	3,091,482	8.94	3,060,577
Debora S. Fang	34,084,498	98.57	492,774	1.43	3,060,577

Shareholders of the Corporation also approved the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation, re-approved the amended and restated 2001 share option plan and approved the continuation of the Corporation into the Province of British Columba pursuant to the Business Corporations Act (British Columbia).

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM